555 Eleventh Street, N.W., Suite 1000
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Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Chambre Malone	Milan

Staff Attorney

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 6, 2011
File No. 333-173381

Dear Ms. Malone:

On behalf of our client, Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 8, 2011, as amended by Amendment No. 1 filed with the Commission on May 13, 2011 and Amendment No. 2 (“Amendment No. 2”) filed with the Commission on June 6, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. John Holland, the Company’s General Counsel, dated June 17, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format to each of Jay Ingram and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Historical Financial Data, page 7

1.                                      We have read your response to comment two in our letter dated May 25, 2011.  You disclose on page 8 that you use Adjusted EBITDA and Adjusted Net Income to evaluate your performance relative to that of your peers though the basis for this statement is unclear given the comparability issue referenced in your disclosure.  Please amend your filing to clarify how you use these measures and why you have chosen to highlight these measures instead of the performance measures that you actually use in your compensation arrangements (page 85).

Response: The Company has revised the disclosure on page 8 to remove the reference to the Company using Adjusted EBITDA and Adjusted Net Income to evaluate its performance relative to that of its peers.  Additionally, the Company has revised the disclosure on page 8 to include an explanation of why the Company has presented Adjusted EBITDA in the Summary Historical Financial Data section rather than the Bonus EBITDA used in the Company’s compensation arrangements.  As described on page 8, the Company believes that Adjusted EBITDA is a more useful metric to investors as it only excludes the extraordinary stock-based compensation expense associated with the Carlyle Acquisition rather than all ongoing stock-based compensation expense and does not exclude the ongoing expenses under the Management Agreement.  However, for purposes of determining employee compensation, the Company does exclude these items as stock-based compensation expense is determined as a result of actions taken by the Compensation Committee and the fees paid under the Management Agreement are similarly not within the control of the employees.  Therefore, the Company does not believe employee compensation should be determined based on these factors and excludes them from the calculation of Bonus EBITDA for compensation purposes.

Six Months Ended March 31, 2010 compared with the Six Months Ended March 31, 2011, page 44

2.                                      We have read your response to comment three in our letter dated May 25, 2011.  The increase in accounts receivable had a $14.8 million adverse impact on your March 31, 2011 operating cash flows.  The existing disclosure attributing the increase to rising sales does not explain why it appears to be taking longer for you to collect your receivables.  Specifically, it appears that your receivables turnover ratio has increased from 6.68 during fiscal 2010 to 7.26 in fiscal 2011.  Also, as previously noted, there is a concern that your ratio of receivables to quarterly sales appears to have increased over your last 3 quarters.  Since your period-end receivables presumably are comprised mainly of sales transactions from the preceding quarter, it appears appropriate to consider quarterly turnover data when analyzing the changes in your receivables portfolio.  Please expand MD&A to quantify and explain the change in your receivables turnover and/or DSO for each period presented.  Explain in MD&A why there was a substantial increase in charge-offs during fiscal 2011 relative to fiscal 2010 and why no bad debt expense was recognized in fiscal 2011 despite the increase in receivables and slow-down in collections.  Further, expand the disclosure to state whether there has been any material change in the aging of your receivables during fiscal 2011.

Response: The Company has revised the disclosure on pages 54 and 55 to address the Staff’s comments.

Quantitative and Qualitative Disclosures about Market Risk, page 57

3.                                      We have read your response to comment five in our letter dated May 25, 2011.  Please amend your filing to disclose whether you use derivatives to manage your exposure to energy prices.

Response: The Company has revised the disclosure on page 59 to disclose that the Company does not use derivatives to manage its exposure to energy prices.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

John Holland, General Counsel

Jay Ingram